Exhibit 99.4

Original Issue Date: ______, 2024

Original Principal Amount: US$______

Purchase Price: US$______

REGISTERED

SENIOR SECURED CONVERTIBLE NOTE
DUE ______, 2025

THIS SENIOR SECURED CONVERTIBLE NOTE is one of a series of duly authorized and validly issued Original Issue Discount Senior Secured Convertible Notes of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the “Company”), having its principal place of business at 80 Broad Street, 5th Floor, New York, NY 10005, designated as its Senior Secured Convertible Note due ______, 2025 (this note, the “Note” and, collectively with the other notes of such series, the “Notes”).

FOR VALUE RECEIVED, the Company promises to pay to ______ or its registered assigns (the “Holder”), or shall have paid pursuant to the terms hereunder, the principal sum of US$______ on ______, 2025 (the “Maturity Date”) or such earlier date as this Note is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Note in accordance with the provisions hereof. This Note is subject to the following additional provisions:

Section 1. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Note, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement and (b) the following terms shall have the following meanings:

“Alternate Consideration” shall have the meaning set forth in Section 5(e).

“Alternate Conversion” means a Conversion using an Alternate Conversion Price.

“Alternate Conversion Price” shall have the meaning set forth in Section 4(b).

“Alternate Conversion Floor Amount” means an amount in cash, to be delivered by wire transfer of immediately available funds pursuant to wire instructions delivered to the Company by the Holder in writing, equal to the product obtained by multiplying (A) the VWAP on the day the Holder delivers the applicable Conversion Notice and (B) the difference obtained by subtracting (I) the number of Ordinary Shares delivered (or to be delivered) to the Holder on the applicable Share Delivery Date with respect to such Alternate Conversion from (II) the quotient obtain by dividing (x) the applicable Conversion Amount that the Holder has elected to be the subject of the applicable Alternate Conversion, by (y) the applicable Alternate Conversion Price without giving effect to clause (x) of such definition.

“Bankruptcy Event” means any of the following events: (a) the Company or any significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any significant Subsidiary thereof, (b) there is commenced against the Company, or any significant Subsidiary thereof any such case or proceeding that is not dismissed within sixty (60) days after commencement, (c) the Company or any significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within sixty (60) calendar days after such appointment, (e) the Company or any significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Company, or any significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts, (g) the Company or any significant Subsidiary thereof admits in writing that it is generally unable to pay its debts as they become due, (h) the Company or any significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 4(d).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 4(c)(v).

“Change of Control Redemption Notice Date” shall have the meaning set forth in Section 6(b).

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company (other than by means of conversion or exercise of the Notes and the Securities issued together with the Notes), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the shareholders of the Company immediately prior to such transaction own less than 50% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company (and all of its Subsidiaries, taken as a whole) sells or transfers all or substantially all of its assets to another Person and the shareholders of the Company immediately prior to such transaction own less than 50% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the date hereof), or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

“Conversion” shall have the meaning ascribed to such term in Section 4.

“Conversion Amount” means the portion of the outstanding principal amount of this Note to be converted, redeemed or otherwise with respect to which this determination is being made.

“Conversion Date” shall have the meaning set forth in Section 4(a).

“Conversion Floor Price Condition” means that the relevant Alternate Conversion Price is being determined based on clause (x) of such definition.

“Conversion Price” shall have the meaning set forth in Section 4(b).

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of this Note, including interest payable in kind thereon, in accordance with the terms hereof.

“Note Register” shall have the meaning set forth in Section 2(c).

“Event of Default” shall have the meaning set forth in Section 8(a).

“Exempt Issuance” shall have the meaning set forth in the Purchase Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fixed Conversion Price” shall have the meaning set forth in Section 4(b).

“Floor Price” shall mean $______ (as adjusted for stock splits, stock dividends, stock combinations, recapitalization and similar events).

“Fundamental Transaction” shall have the meaning set forth in Section 5(e).

“Late Fees” shall have the meaning set forth in Section 2(d).

“Mandatory Default Amount” means the sum of (a) the greater of (i) the outstanding principal amount of this Note, plus all accrued and unpaid interest hereon, divided by the lesser of (i) the Conversion Price, or (ii) 85% of the average of the three lowest VWAPs during the ten (10) consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable date the Mandatory Default Amount is either (A) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (B) paid in full, whichever has a lower Conversion Price, multiplied by the highest closing price for the Ordinary Shares on the Principal Market during the period beginning on the date of first occurrence of the Event of Default and ending on the date the Mandatory Default Amount is paid in full, or (ii) 130% of the sum of the outstanding principal amount of this Note, plus accrued and unpaid interest hereon, and (b) all other amounts, costs, expenses and liquidated damages due in respect of this Note.

“Mandatory Redemption” means the redemption of this Note pursuant to the terms of Section 6 hereof.

“Mandatory Redemption Amount” shall have the meaning set forth in Section 6(a).

“Mandatory Redemption Notice” shall have the meaning set forth in Section 6(a).

“Mandatory Redemption Notice Date” shall have the meaning set forth in Section 6(a).

“New York Courts” shall have the meaning set forth in Section 9(d).

“Notice of Conversion” shall have the meaning set forth in Section 4(a).

“Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0001 per share.

“Original Issue Date” means the date of the first issuance of the Notes, regardless of any transfers of any Note and regardless of the number of instruments which may be issued to evidence such Notes.

“Pre-Notice” shall have the meaning set forth in Section 6(a).

“Principal Market” means The Nasdaq Capital Market.

“Purchase Agreement” means the Securities Purchase Agreement, dated as of September 27, 2024, by and among the Company and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Registration Statement” means a registration statement meeting the requirements set forth in the Purchase Agreement and covering the resale of the Conversion Shares by each Holder.

“Required Holders” means holders of more than 50% of the principal amount of the Notes then outstanding.

“Required Minimum” shall have the meaning set forth in Section 4(c)(vi).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning set forth in Section 4(c)(ii).

“Successor Entity” shall have the meaning set forth in Section 5(e).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares will, in accordance with the terms hereof, be listed or quoted for trading on the date in question: the NYSE American; the Nasdaq Capital Market; the Nasdaq Global Market; the Nasdaq Global Select Market; the New York Stock Exchange; OTC Markets; the OTC Bulletin Board or the OTC Markets Group Inc. (or any successors to any of the foregoing).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by the Required Holders and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Section 2. Interest.

a) Payment of Interest in Kind. The Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Note at the rate of six percent (6.0%) per annum, payable on each Conversion Date (as to the principal amount then being converted), and on the Maturity Date (each such date, an “Interest Payment Date”) (if any Interest Payment Date is not a Business Day, then the applicable payment shall be due on the next succeeding Business Day), in duly authorized, validly issued, fully paid and non-assessable Ordinary Shares at the Conversion Rate at which the principal is then converted (such shares, for the avoidance of doubt, shall be considered “Conversion Shares” for all purposes herein and shall be delivered with the Conversion Shares issuable upon conversion of any principal amounts hereunder in the same form and in the same manner as such principal Conversion Shares as described herein); provided, however, if there is not an effective Registration Statement available for the issuance of such Ordinary Shares, payment shall be made in cash; provided, further, that at any time during which there is an Event of Default, the Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Note at the rate of ten percent (10.0%) per annum (the “Default Rate”). In the event that such Event of Default is subsequently cured (and no other Event of Default then exists, including, without limitation, for the Company’s failure to pay such Interest at the Default Rate), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the interest as calculated and unpaid at such rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default. For the avoidance of doubt, any time that the Company delivers Conversion Shares for the payment of interest hereunder, the Company shall have filed or shall file a prospectus supplement pursuant to Rule 424 for the issuance of such Conversion Shares.

b) Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made. Interest shall cease to accrue with respect to any principal amount converted, provided that, the Company actually delivers the Conversion Shares within the time period required by Section 4(c)(ii) herein. Interest hereunder will be paid to the Person in whose name this Note is registered on the records of the Company regarding registration and transfers of this Note (the “Note Register”).

c) Late Fee. All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of ten percent (10.0%) per annum or the maximum rate permitted by applicable law (the “Late Fees”) which shall accrue daily from the date such interest is due hereunder through and including the date of actual payment in full.

d) Prepayment. Except as otherwise set forth in this Note, the Company may not prepay any portion of the principal amount of this Note without the prior written consent of the Holder.

Section 3. Registration of Transfers and Exchanges.

a) Different Denominations. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be payable for such registration of transfer or exchange.

b) Investment Representations. This Note has been issued subject to certain investment representations of the original Holder set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations.

c) Reliance on Note Register. Prior to due presentment for transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 4. Conversion.

a) Voluntary Conversion. Until this Note is no longer outstanding, this Note (along with all interest accrued thereon) shall be convertible, in whole or in part, into Conversion Shares, at the option of the Holder, at any time and from time to time (subject to the conversion limitations set forth in Section 4(d) hereof); provided, however, the Conversion Price shall be equal to or greater than US$z3.50] during the initial fifteen (15) Trading Days following the Original Issue Date. The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as Annex A (each, a “Notice of Conversion”), specifying therein the principal amount of this Note and interest to be converted and the date on which such conversion shall be effected (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. To effect conversions hereunder, the Holder shall not be required to physically surrender this Note to the Company unless the entire principal amount of this Note, plus all accrued and unpaid interest thereon, has been so converted, in which case the Holder shall surrender this Note as promptly as is reasonably practicable after such conversion without delaying the Company’s obligation to deliver the Conversion Shares on the Share Delivery Date. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note and accrued interest in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount(s) converted and the date of such conversion(s). The Company may deliver an objection to any Notice of Conversion within one (1) Business Day of delivery of such Notice of Conversion. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder, and any assignee by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note may be less than the amount stated on the face hereof.

b) Conversion Price. The Holder may, at its option, effect conversions of this Note at the lower of (i) US$ ______ (the “Fixed Conversion Price”) or (ii) the greater of (x) the Floor Price and (y) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-Trading Day period immediately preceding the applicable Conversion Date, in each case subject to adjustment as provided herein (the “Alternate Conversion Price”, and together with the Fixed Conversion Price, the “Conversion Price”).

c) Mechanics of Conversion.

i. Conversion Shares Issuable Upon Conversion of Principal Amount. The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Note to be converted (along with interest accrued thereon in accordance with Section 2 herein) by (y) the Conversion Price; provided that in the event of the Conversion Floor Price Condition, on the applicable Conversion Date the Company shall also deliver to the Holder or, at the Company’s option, add to the outstanding principal amount of this Note, the applicable Alternate Conversion Floor Amount.

ii. Delivery of Conversion Shares Upon Conversion. Not later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause its transfer agent to deliver, to the Holder the Conversion Shares which shall be free of restrictive legends and trading restrictions (other than those which may then be required by the Purchase Agreement) representing the number of Conversion Shares being acquired upon the conversion of this Note including accrued and unpaid interest. On the Share Delivery Date, the Company or its transfer agent shall deliver any Conversion Shares required to be delivered by the Company under this Section 4(c) electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Conversion.

iii. Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Note delivered to the Company and the Holder shall promptly return to the Company the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

iv. Obligation Absolute; Partial Liquidated Damages. The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder. In the event the Holder of this Note shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the outstanding principal amount of this Note, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to the Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion. If the Company fails for any reason to deliver to the Holder such Conversion Shares (for the avoidance of doubt, including the Conversion Shares issuable as payment for accrued interest) pursuant to Section 4(c)(ii) by the Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each US$1,000 of principal amount being converted, US$10 per Trading Day (increasing to US$20 per Trading Day on the third Trading Day after the Share Delivery Date) for each Trading Day after such Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section 8 hereof for the Company’s failure to deliver Conversion Shares within the period specified herein and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

v. Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such Conversion Shares (for the avoidance of doubt, including the Conversion Shares issuable as payment for accrued interest) by the Share Delivery Date pursuant to Section 4(c)(ii), and if after such Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price (including any brokerage commissions) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Note in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 4(c)(ii). For example, if the Holder purchases Ordinary Shares having a total purchase price of US$11,000 to cover a Buy-In with respect to an attempted conversion of this Note with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of US$10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder US$1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion Shares upon conversion of this Note as required pursuant to the terms hereof.

vi. Reservation of Shares Issuable Upon Conversion. So long as any Notes remain outstanding, the Company covenants that it will at all times reserve and keep available out of its authorized and unissued number of Ordinary Shares for the sole purpose of issuance upon conversion of this Note and all other Notes as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Notes), not less than 100% of such aggregate number of Ordinary Shares as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 5) upon the conversion of the then outstanding principal amount of this Note and all other Notes (the “Required Minimum”); provided, that on any date of determination, the Required Minimum shall be at least the maximum aggregate number of Ordinary Shares then issued or potentially issuable in the future pursuant to this Note, based on the assumption that the Conversion Price equals 20% of the VWAP on the Trading Day immediately preceding such date of determination. The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if the applicable Registration Statement is then effective for the Conversion Shares under the Securities Act, shall be registered for public resale in accordance with such Registration Statement.

vii. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Note. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

viii. Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Note shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holder of this Note so converted and the Company shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Company shall pay all transfer agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares.

d) Holder’s Conversion Limitations. The Company shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Conversion Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which are issuable upon (i) conversion of the remaining, unconverted principal amount of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Notes or the Warrants (as defined in the Purchase Agreement) beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 4(d) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which principal amount of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any Affiliates or Attribution Parties) and which principal amount of this Note is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4(d), in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of Ordinary Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding.  In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of the Conversion Shares issuable upon conversion of this Note held by the Holder. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 4(d), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Conversion Shares upon conversion of this Note held by the Holder and the Beneficial Ownership Limitation provisions of this Section 4(d) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to each successor holder of this Note.

Section 5. Certain Adjustments.

a) Share Dividends and Share Splits. If the Company, at any time while this Note is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions payable in Ordinary Shares on Ordinary Shares or any Ordinary Share Equivalents (as defined in the Purchase Agreement) (which, for avoidance of doubt, shall not include any Conversion Shares issued by the Company upon conversion of the Notes), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Ordinary Shares into a smaller number of shares or (iv) issues, in the event of a reclassification of Ordinary Shares, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Reserved.

c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 5(a) above, if at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of this Note (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Ordinary Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

d) Pro Rata Distributions. During such time as this Note is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Note, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of this Note (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

e) Fundamental Transaction. If, at any time while this Note is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of greater than 50% of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires greater than 50% of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 4(d) on the conversion of this Note), the number of shares of capital stock or other equity security of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Conversion Shares for which this Note is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 4(d) on the conversion of this Note). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Note and the other Transaction Documents (as defined in the Purchase Agreement) in accordance with the provisions of this Section 5(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Note, deliver to the Holder in exchange for this Note a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Note which is convertible for a corresponding number of shares of capital stock or other equity securities of such Successor Entity (or its parent entity) equivalent to the Conversion Shares acquirable and receivable upon conversion of this Note (without regard to any limitations on the conversion of this Note) prior to such Fundamental Transaction, and with a conversion price which applies the applicable Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock or other equity securities, such number of shares of capital stock or other equity securities and such conversion price being for the purpose of protecting the economic value of this Note immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Notwithstanding the preceding, if it is a condition of the buyer, which condition the Required Holders have agreed to, that the Notes and/or Warrants not be assumed and must be converted in such Fundamental Transaction into the equity and/or cash paid in such Fundamental Transaction, then this Note and/or such Warrants may be cancelled upon payment in full therefor.

f) Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall exclude any treasury shares of the Company.

g) Notice to the Holder.

i. Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5, the Company shall deliver to each Holder within one (1) Trading Day a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company (and all of its Subsidiaries, taken as a whole) is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered to the Holder at its last address as it shall appear upon the Note Register, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to convert this Note during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

h) Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Note, with the prior written consent of the Required Holders, reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

Section 6. Mandatory Redemption.

a) Mandatory Redemption at Election of Holder.

i. If, at any time while this Note is outstanding, the Company shall carry out one or more Subsequent Financings (as defined in the Purchase Agreement), the Holder shall have the right to require the Company to first use up to 30% of the gross proceeds of such Subsequent Financing to redeem all or a portion of this Note for an amount in cash equal to the outstanding principal amount of this Note, plus all accrued but unpaid interest, plus all liquidated damages, if any, and any other amounts, if any, multiplied by 1.05 (the “Mandatory Redemption Amount”) then owing to the Holder in respect of this Note (a “Mandatory Redemption”). The Company shall deliver notice to the Holder of the Subsequent Financing at least five (5) Trading Days prior to the closing of the Subsequent Financing (“Pre-Notice”), which Pre-Notice shall ask such Purchaser if it wants to review the details of such financing (such additional notice, a “Mandatory Redemption Notice” and the date such Mandatory Redemption Notice is deemed delivered hereunder, the “Mandatory Redemption Notice Date”). If the Holder exercises its right herein to require a Mandatory Redemption by delivering written notice to the Company within five (5) Trading Days of the Mandatory Redemption Notice Date, the Company shall effect the Mandatory Redemption and pay the Mandatory Redemption Amount to the Holder on or prior to the fifth (5th) Trading Day following the consummation of the Subsequent Financing. The Company’s payment of the Mandatory Redemption Amount shall be applied ratably to all of the holders of the then outstanding Notes which exercise the right to require a Mandatory Redemption on the basis of their (or their predecessor’s) initial purchases of Notes pursuant to the Purchase Agreement. Notwithstanding the foregoing, this Section 6 shall not apply with respect to an Exempt Issuance, except that no Variable Rate Transaction (as defined in the Purchase Agreement) shall be an Exempt Issuance.

ii. If, at any time while this Note is outstanding, a Change of Control Transaction shall occur, the Holder shall have the right to require the Company to redeem all of this Note, plus all accrued but unpaid interest, plus all liquidated damages, if any, and any other amounts, if any, then owing to the Holder in respect of this Note for an amount in cash equal to the Mandatory Redemption Amount. The Company shall deliver notice to the Holder of the Change of Control at least five (5) Trading Days prior to the date on which the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for such Change of Control (the “Change of Control Redemption Notice Date”). If the Holder exercises its right herein to require a Mandatory Redemption pursuant to this Section 6(a) by delivering written notice to the Company within five (5) Trading Days of the Change of Control Redemption Notice Date, the Company shall effect such Mandatory Redemption and pay the Mandatory Redemption Amount to the Holder on or prior to the fifth (5th) Trading Day following the consummation of the Change of Control. The Company’s payment of the Mandatory Redemption Amount pursuant to this Section 6(a) shall be applied ratably to all of the holders of the then outstanding Notes which exercise the right to require such a Mandatory Redemption on the basis of their (or their predecessor’s) initial purchases of Notes pursuant to the Purchase Agreement. Notwithstanding the foregoing, this Section 6(a) shall not apply with respect to an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance

b) Other Mandatory Redemption. If, at any time while this Note is outstanding, any of the following occurs:

i. the Registration Statement is not available for the offer and resale of the Conversion Shares covering all of the Securities then issued prior to each Closing Date and to be issued on such Closing Date;

ii. the VWAP of the Ordinary Shares on the Trading Day immediately preceding each Closing is less than or equal to US$0.40;

iii. the average daily dollar volume for the Ordinary Shares during the each of the seven (7) consecutive Trading Days preceding any Closing is less than US$200,000 per Trading Day (subject to adjustment for forward and reverse share splits, recapitalizations, share dividends and the like); or

iv. the Company has breached Section 4.11 of the Purchase Agreement;

and which condition, in each case, is not cured within thirty (30) calendar days from the date on which the Company has failed to comply with such condition, at the option of the Holder, this Note shall be redeemed by the Company on the thirty-first (31st) calendar day after the date of such failure, plus all accrued but unpaid interest, plus all liquidated damages, if any, and any other amounts, if any, then owing to the Holder in respect of this Note for an amount in cash equal to the Mandatory Redemption Amount.

Section 7. Negative Covenants. As long as any portion of this Note remains outstanding, unless the Required Holders shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries to, directly or indirectly (except to the extent permitted by the terms of the Purchase Agreement):

a) enter into, create, incur, assume, guarantee or suffer to exist any Indebtedness (as defined in the Purchase Agreement) for borrowed money of any kind exceeding US$100,000 in the aggregate, including, but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom (other than the Indebtedness evidenced by this Note and the other Notes issued pursuant to the Purchase Agreement), unless such Indebtedness is used to repay the Notes in full on a pro rata basis;

b) enter into, create, incur, assume or suffer to exist any new Liens (as defined in the Purchase Agreement, occurring after the date of issuance of this Note) of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

c) amend its charter or other organizational documents, including, without limitation, its certificate of incorporation, articles of association, memorandum of association and bylaws, as applicable, in any manner that materially and adversely affects any rights of the Holder, except for effecting a reverse share split for purposes of maintaining its Nasdaq listing, if so required;

d) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of Ordinary Shares or Ordinary Share Equivalents other than as to (i) the Conversion Shares or Warrant Shares (as defined in the Warrants) as permitted or required under the Transaction Documents and (ii) repurchases of Ordinary Shares or Ordinary Share Equivalents of departing officers and directors of the Company, pursuant to any equity incentive approved by the disinterest member of the Board of Directors, provided that such repurchases shall not exceed an aggregate of US$50,000 for all officers and directors during the term of this Note;

e) repay, repurchase or offer to repay, repurchase or otherwise acquire any Indebtedness other than the Notes on a pro rata basis;

f) pay cash dividends or distributions on any equity securities of the Company;

g) subject to the conditions set forth in Section 4.19 of the Purchase Agreement, enter into any transaction with any Affiliate of the Company or Related Party;

h) subject to and except for the conditions set forth in Section 4.12 of the Purchase Agreement, enter into any Subsequent Equity Sales or Variable Rate Transaction so long as any Notes are outstanding; or

i) enter into any agreement with respect to any of the foregoing.

Section 8. Events of Default.

a) “Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

i. any default in the payment of (A) the principal amount of any Note or (B) interest, liquidated damages and other amounts owing to a Holder on any Note, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default, solely in the case of an interest payment or other default under clause (B) above, is not cured within three (3) Trading Days;

ii. the Company shall fail to observe or perform any other covenant or agreement contained in the Notes (other than a breach by the Company of its obligations to deliver Ordinary Shares to the Holder upon conversion, which breach is addressed in clause (xi) below) or in any Transaction Document, which failure is not cured, if possible to cure, within the earlier to occur of (A) five (5) Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) ten (10) Trading Days after the Company has become or should have become aware of such failure;

iii. a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company or any Subsidiary is obligated (and not covered by clause (vi) below) with a cure period of ten (10) Trading Days of the date of the occurrence;

iv. any representation or warranty made in this Note, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made, which, if curable, has not been cured within ten (10) Trading Days of date of the occurrence;

v. the Company or any significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) shall be subject to a Bankruptcy Event;

vi. the Company or any Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than US$250,000, whether such Indebtedness now exists or shall hereafter be created, and (b) results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

vii. the Ordinary Shares shall not be eligible for listing or quotation for trading on the Principal Market, which ineligibility for trading is not cured by the Company within five (5) Trading Days;

viii. the Company (and all of its Subsidiaries, taken as a whole) shall be a party to any Change of Control Transaction or Fundamental Transaction or shall agree to sell or dispose of all or in excess of 50% of its assets in one transaction or a series of related transactions (whether or not such sale would constitute a Change of Control Transaction);

ix. the applicable Registration Statement shall not be effective for any reason on a continuous basis for more than ten (10) consecutive Trading Days (or twenty (20) consecutive Trading Days in the event of any SEC review), or the Company does not meet the current public information requirements under Rule 144 of the Securities Act in respect of the Conversion Shares and such condition continues and is not rectified for more than ten (10) consecutive Trading Days (or twenty (20) consecutive Trading Days in the event of any SEC review;

x. if, either (a) the effectiveness of the Registration Statement lapses for any reason or (b) the Holder shall not be permitted to resell Conversion Shares under the Registration Statement for a period of more than twenty (20) consecutive Trading Days or thirty (30) non-consecutive Trading Days during any 12 month period; provided, however, that if the Company is negotiating a merger, consolidation, acquisition or sale of all or substantially all of its assets or a similar transaction and, in the written opinion of counsel to the Company, the Registration Statement would be required to be amended to include information concerning such pending transaction(s) or the parties thereto which information is not available or may not be publicly disclosed at the time, the Company shall be permitted an additional ten (10) consecutive Trading Days during any twelve (12) month period pursuant to this Section 8(a)(x);

xi. the Company shall fail for any reason to deliver Conversion Shares to a Holder prior to the third (3rd) Trading Day after a Conversion Date pursuant to Section 4(c) or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company’s intention to not honor requests for conversions of any Notes in accordance with the terms hereof;

xii. any Person shall materially breach any agreement delivered to the initial Holders pursuant to Section 2.2 of the Purchase Agreement;

xiii. the electronic transfer by the Company of Ordinary Shares through the Depository Trust Company or another established clearing corporation is no longer available or is subject to a “chill” for a period of five (5) Trading Days;

xiv. any monetary judgment, writ or similar final process shall be entered or filed against the Company or any Subsidiary or any of their respective properties or other assets for more than US$250,000, and such judgment, writ or similar final process shall remain unvacated, unbonded, unstayed or unsatisfied for a period of 45 calendar days;

xv. the Company shall fail to maintain authorization to issue, and an effective Registration Statement covering, the Required Minimum;

xvi. the Company shall fail to timely make any filings required under the Exchange Act, accounting for any filing extensions allowed under the Exchange Act; or

xvii. the Company fails to satisfy the current public information requirements under Rule 144 of the Securities Act.

b) Remedies Upon Event of Default. If any Event of Default occurs, the outstanding principal amount of this Note, plus accrued but unpaid interest, liquidated damages and other amounts that may be owing in respect thereof through the date of acceleration shall become immediately due and payable in cash at the Mandatory Default Amount. Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Note to, or as directed by, the Company. In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Note until such time, if any, as the Holder receives full payment pursuant to this Section 8(b). No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 9. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, by email attachment, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number, email address, or address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 9(a), with such notice or communication to be simultaneously sent to the Company’s counsel.  Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, by email attachment, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, email address or address of the Holder appearing on the books of the Company, or if no such facsimile number or email attachment or address appears on the books of the Company, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment to the email address set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment to the email address set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

b) Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Company.

c) Lost or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, reasonably satisfactory to the Company.

d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in The City of New York, Borough of Manhattan, State of New York (the “New York Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Note, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e) Waiver. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note on any other occasion. Any waiver by the Company or the Holder must be in writing.

f) Severability. If any provision of this Note is deemed invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

g) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note.

h) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

i) Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

j) Rank. This Note ranks pari passu with all other Notes now or hereafter issued under the terms set forth herein. This Note and all other Notes now or hereafter issued pursuant to the Purchase Agreement shall be senior to all other Indebtedness of the Company and its Subsidiaries.

k) Equitable Adjustment.  Trading volume amounts, price/volume amounts, the amount of Warrants, the amount of Ordinary Shares identified in the Purchase Agreement, Conversion Prices, Exercise Prices (as defined in the Warrants), the number of Conversion Shares and Warrant Shares, and similar figures in the Transaction Documents shall be equitably adjusted (but without duplication) to offset the effect of share splits, similar events and as otherwise described in the Purchase Agreement, Notes and Warrants.

l) Secured Obligations. The obligations of the Company under this Debenture are secured by all assets of the Company and each Subsidiary pursuant to the Security Agreement, dated as of September 27, 2024 between the Company, the Subsidiaries of the Company and the Secured Parties (as defined therein).

m) Amendments. This Note may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder, on the other hand.

Section 10. Disclosure. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within two (2) Business Days after such receipt or delivery publicly disclose such material, nonpublic information on a Report on Form 6-K or otherwise as required by all applicable federal securities laws and the laws and regulations of the Principal Market. In the event that the Company believes that a notice contains material, non-public information relating to the Company or its Subsidiaries, the Company so shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

COLOR STAR TECHNOLOGY CO., LTD.

By:
Name:
Title:

E-mail for delivery of Notices:

ANNEX A

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal under the Senior Secured Convertible Note due September ___, 2025 (the “Note”) of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the “Company”), into the number of ordinary shares, par value $0.0001 per share, of the Company set forth below (the “Conversion Shares”) according to the conditions hereof and in accordance with the Note, as of the date written below. If Conversion Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion, the undersigned represents and warrants to the Company that its ownership of such ordinary shares of the Company does not exceed the amounts specified under Section 4 of the Note, as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934, and the rules and regulations promulgated thereunder.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid ordinary shares of the Company.

Date to Effect Conversion:

Check box to indicate Fixed Conversion Price or Alternate Conversion Price (each as defined in the Notes):

☐ Fixed Conversion Price: US$ _________

☐ Alternate Conversion Price: US$ _________

Principal Amount of Note to be Converted:

Number of Conversion Shares to be issued:

Signature:

Name:

Address for Delivery of Ordinary Share Certificates:

or

DWAC Instructions:

Broker No.: __________________
Account No.: _________________